Telephone: +852 2826 8688 Facsimile: +852 2522 2280 WWW.SULLCROM.COM ___ Partners M. G. DESOMBRE • C. Y. Lin • J. J. Logie • K. I. NG • G. Wong

20 th Floor

Alexandra House
18 Chater Road, Central

Hong Kong

___

with affiliated offices in

Beijing • Melbourne • Sydney • Tokyo

Brussels • Frankfurt • london • paris

los angeles • New York • Palo Alto • washington, D.C.

July 8, 2022

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Matthew Derby

Joshua Shainess

Melissa Kindelan

Christine Dietz

Re:	Perfect Corp.

Amendment No. 1 to Registration Statement on Form F-4

Filed May 27, 2022

File No. 333-263841

Ladies and Gentlemen:

Perfect Corp. (the “Company”) has filed today, via EDGAR, this letter and the Amendment No. 2 to the Company’s registration statement on Form F-4 (the “Amendment No. 2”) with the Securities and Exchange Commission (the “Commission”). The Company previously filed its amended registration statement on Form F-4 on May 27, 2022 (the “Amendment No. 1”) with the Commission. The Amendment No. 2 has revised the Amendment No. 1 to reflect the Company’s responses to the comment letter to the Amendment No. 1, dated June 15, 2022, from the staff of the Commission (the “Staff”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment No. 2.

Sullivan & Cromwell (Hong Kong) LLP is affiliated with Sullivan & Cromwell LLP, a limited liability partnership established under the laws of the State of New York

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in the Amendment No. 2 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Amendment No. 1, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Amendment No. 1; the page numbers in the Company’s responses refer to page numbers in the Amendment No. 2.

Cover Page

1.	We note your response to prior comments 2 and 3. Please revise to include the disclosure responsive to those comments at the forepart of the cover page. Disclose whether Perfect’s PRC subsidiary has obtained and maintained all applicable licenses and approvals from the applicable regulatory authorities to provide its current services. Additionally, state that any action by the PRC government could significantly limit or completely hinder the parties’ ability to consummate the Business Combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 77-78 of the Amendment No. 2.

What positive and negative factors did Provident’s Board consider when determining whether or not to proceed with the Business Combination?, page 10

2.	We note your disclosure here and elsewhere that in evaluating the business combination, Provident’s board considered Perfect’s CLTV to CAC ratio. Please provide disclosure explaining why this metric provides useful information to potential investors about Perfect’s business. Identify all underlying estimates or assumptions used in calculating the metric, including total estimated contract revenue. Additionally, because the metric utilizes future projections, revise to address the significant uncertainties with the accuracy of this forward-looking information. Lastly, provide the basis for your assertion that the metric indicates attractive unit economics among SaaS companies. For guidance, refer to SEC Release No. 33-10751.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 48 and 137 of the Amendment No. 2.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Questions and Answers about the Proposed Transactions

What positive and negative factors....to proceed with the Business Combination?, page 11

3.	Revise your discussion of high revenue growth potential to include updated financial information for the year ended December 31, 2021. Further, revise to remove your statement that revenue is expected to grow at a CAGR of 32% between 2019 and 2021, as it no longer seems current.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 48 and 137 of the Amendment No. 2.

What equity stake will current Provident shareholders, the FPA Investors, the PIPE Investors..., page 16

4.	Refer to prior comment 8. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 23, 44, 86, 96, 112 and 146 of the Amendment No. 2.

Background of the Business Combination, page 128

5.	We note your response to prior comment 17. Please revise to provide additional details regarding the Initial Target and the decision not to pursue a business combination. Provide additional details and context regarding your disclosure that “the Initial Target was focusing on a strategic transaction, which had potential impact on the timeline of its preparation for and negotiation of the potential business combination.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Amendment No. 2.

Reasons for the Approval of the Proposed Transactions, page 134

6.	We note your disclosure that you expect the CAGR from 2021 to 2023 to be 46%. Please revise to discuss the assumptions underlying those projections and provide fulsome disclosure regarding the projected CAGR.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 48 and 137 of the Amendment No. 2.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Unaudited Pro Forma Condensed Combined Financial Information

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Note (I), page 180

7.	Your response to prior comment 19 indicates that you reflect the costs incurred by Provident in accumulated deficit since the transaction will be accounted for as a capital raise and therefore the costs of raising capital are charged directly to equity. Since Perfect Corp. is the issuer, please explain why Provident’s costs are not reflected in the profit or loss for the year ended December 31, 2021. As part of your response, provide us with a breakdown of the $13.1 million in costs incurred by Provident and clarify if any of these costs were incurred in connection with the PIPE transaction. In this regard, these costs may be accounted for as an offset to equity in accordance with SAB Topic 5A.

Response:

The Company respectfully advises the Staff that, it has reexamined its cost breakdown, reevaluated the estimate of the transaction costs and updated adjustment (I) within its unaudited pro forma condensed combined financial information on page 182 of the Second Amendment in response to the Staff’s comment to (i) include a tabular presentation of the components of total estimated transaction costs for Provident and (ii) more fully describe the accounting/presentation reflected in the pro forma financial information for each component of aggregate transaction costs.

Consistent with its response in the Response Letter to the SEC on May 26, 2022, the Company believes that given Provident is deemed the “acquired” company for financial reporting purposes, the pro forma adjustment for transaction costs is expected be accounted for a capital raising transaction under IFRS. On a pro forma basis, Provident is estimated to incur $8.4 million of transaction costs, of which $0.4 million have been expensed in 2021 and accrued as of the pro forma balance sheet date and $1.0 million are costs of raising capital related to the PIPE Financing. Costs related to the PIPE Financing were offset against the proceeds raised within Capital Surplus. The remaining transaction cost of $7.0 million, composed of advisory, banking, legal, and accounting fees, is included within Accumulated Loss on the unaudited pro forma condensed combined statement of financial position and reflected in the calculation of the IFRS 2 expense - as a reduction to the net assets of Provident when calculating the IFRS 2 expense. As such, if the company reflected these transaction costs as an additional pro forma expense for Provident, then they would effectively be double counted in the pro forma condensed combined statement of operation by being separately expensed as well as effectively include in the calculation of the IFRS 2 charge.

Note 5 - Pro forma Share and Earnings per share information, page 183

8.	We note you are presenting a different pro forma net loss attributable to shareholders on a diluted basis compared to the pro forma net loss, for both scenarios. Please revise to disclose the nature and amount of these differences and why such adjustments are appropriate. Further, revise to disclose the adjustments to pro forma weighted average shares outstanding – basic to arrive at the weighted average shares outstanding – diluted, and explain why such adjustments are appropriate given the pro forma net loss, for both scenarios.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 175 and 185 of the Amendment No. 2 to disclose the correct diluted earnings per share information. The Company respectfully advises the Staff that, for the purpose of applying the “if converted” method for calculating diluted earnings per share, it was assumed that each warrant that was outstanding (18,100,000 Provident Warrants and 2,750,000 Forward Purchase Warrants) shall be converted into the right to purchase one Class A ordinary share at a price of $11.50 per share (the exercise price). However, since the exercise price of the warrants exceeds the average market price of ordinary shares during the period, the impact of these in the loss per share calculation results is anti-dilutive under the treasury stock method, and therefore the warrants are excluded from the calculation of diluted loss per share.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Perfect’s Business

Product Pipeline

Non-fungible tokens (NFTs), page 222

9.	We note your response to prior comment 22. Please revise your disclosure to provide a discussion of:
•	The specific blockchains on which your NFTs are offered, any applicable network transaction fees, the amount of any crypto assets currently held, and how those assets are stored;
•	The policies you have in place for determining whether the NFTs offered on your platform are securities;
•	The risks associated with increased regulatory actions as it relates to crypto assets or NFTs; and
•	Whether the platform permits users to send or receive crypto assets other than NFTs

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 224 of the Amendment No. 2.

10.	Please supplementally provide us with your detailed legal analysis as to why your NFT business does not or will not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act of 1933, the offer and sale of which should be registered under the Act. Your analysis should address the NFTs themselves and the platform through which the NFTs are being issued. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985)

Response:

In response to the Staff’s comment, the Company respectfully submits the analysis as follows:

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

A.	Perfect’s NFTs are not securities.

a.	Perfect’s NFTs are not investment contracts

The U.S. Supreme Court’s Howey case found that an “investment contract” exists when there is an investment of money in a common enterprise with a reasonable expectation of profits to be derived from the managerial or entrepreneurial efforts of others,1 and the Staff has provided a framework for analyzing whether a digital asset is an investment contract under Howey.2 The Company believes that its NFTs should not be deemed “investment contracts” because a purchaser has no reasonable expectation of profits (or other financial returns) derived from the efforts of others.

Reasonable Expectation of Profits

The Company believes that purchasers of its NFTs are “motivated by a desire to use or consume the items purchased,” rather than “by the prospects of a return on [an] investment”,3 for the following reasons:

•	the NFTs simply represent the right to “try on” (i.e., use) digital designs, including make-up looks, watches, jewelry or glasses;

•	customers have no rights to share in any income or profits, and the Company does not promise NFT purchasers any other capital appreciation, nor does it suggest that its NFTs can be sold at a profit;

•	the Company advertises its NFTs as “makeup looks, or piece[s] of jewelry that you can try on virtually”, and believes that its customers purchase NFTs in order to use that functionality rather than as an investment; in fact, as of the date of this letter, the Company has not sold quantities greater (or smaller) than a single NFT to any customer;

•	while the NFTs can be used for an indefinite period of time, they are designed to accommodate specific user preferences; the Company provides only limited quantities of 20, 50 or 100 of each of its NFTs, with each product representing a particular digital design (e.g., a make-up look, watch, jewelry or glasses);

•	the NFTs are minted on the Ethereum blockchain through OpenSea, a third-party marketplace, but there is no active trading market for the NFTs and the Company has not advertised or otherwise promoted such a trading market, and it does not plan to do so in the future; in fact, as of the date of this letter, the Company’s sales were insignificant, with a total of five NFTs sold for a price of 0.1 ETH each, and there have not been any secondary sales;

•	the NFTs cannot be redeemed from the Company for cash or other property.

1 See SEC v. W.J. Howey Co., 328 U.S. 293, 301 (1946).

2 SEC Staff, Framework for “Investment Contract” Analysis of Digital Assets, https://www.sec.gov/files/dlt-framework.pdf, at 1.

3 Cf. United Hous. Found., Inc. v. Forman, 421 U.S. 837, 852-53 (1975).

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Reliance on the Efforts of Others

The Company believes that its NFT customers do not rely on the managerial or entrepreneurial efforts of others. Relevant characteristics supporting the existence of reliance include promises of further developmental efforts in order for the digital asset to attain or grow in value, creation or support of a market for the digital asset, and a continuing managerial role in making decisions about the rights the digital asset represents.4 The Company believes that these characteristics are not present with respect to its NFTs, for the following reasons:

•	the Company views itself merely as the creator of the NFTs, and once an NFT is created (i.e., minted), the Company no longer develops, improves or operates the functionality of the NFT and has no role in making decisions about the rights the NFT represents;

•	the Company has developed its NFTs not as a revenue generating activity or to raise capital, but for the purpose of testing and developing its virtual try-on solution technology, which is expected to be designed as a technological enhancement for brand customers that provide their own NFTs to consumers; once the virtual try-on solution technology has matured, the Company expects to offer that product in the form of an SaaS module subscription service to brand customers;

•	there is no active trading market for the NFTs and the Company has not advertised or otherwise promoted such a trading market, and it does not plan to do so in the future, as discussed above;

•	the NFTs cannot be fractionalized.

b.	Perfect’s NFTs are not other types of securities

The Supreme Court has stated that the Howey test “embodies the essential attributes that run through all of the Court’s decisions defining a security.”5 As discussed above, the Company believes that the NFTs are not “investment contracts” because the Company’s NFTs simply represent the right to “try on” digital designs, including make-up looks, watches, jewelry or glasses. Holders of the NFTs do not have any of the other rights enumerated in Section 2(a)(1) of the Securities Act:

•	Right to receive, share or participate in royalties, dividends, profits, distributions or payments of any kind (including any repayment of indebtedness or deposits, whether as obligor, guarantor or depositor, or exchange of cash flows, liabilities, or currencies);

4 See Note 2, at 3-5.

5 Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel, 439 U.S. 551 (1979), at 558 n. 11 (quoting Forman, 421 U.S. at 852 n.16).

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

•	Right to participate in any governance activities such as voting;

•	Right to receive a fractionalized interest in an underlying asset;

•	Any put, call, straddle, option or privilege on any security, certificate of deposit or group of index of securities (including any interest therein or based on the value thereof);

•	Any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency or in general any interest or instrument commonly known as a security;

•	Right to receive any certificate for receipt for, guarantee of or warrant or right to subscribe to or purchase any of the foregoing.

As a result, the Company believes that its NFTs are not securities as defined in Section 2(a)(1) of the Securities Act.

B.	The way in which Perfect’s NFTs are being sold is not a security.

The Gary Plastic case found that certificates of deposit (CDs) were not securities, but that a program designed by a broker-dealer and its efforts of “investigating issuers, marketing the CDs, and creating a secondary market” created an “investment contract” under Howey.6 Key elements of the court’s reasoning were that (i) “[p]laintiff's investment in the CD Program was motivated by the expectation of a return of cash investment, the potential for price appreciation due to interest rate fluctuations, and the liquidity of these highly negotiable instruments”, (ii) the plaintiff relied on the broker-dealer’s solvency and the broker-dealer was, other than the issuing banks, not subject to federal banking regulation, so that “[l]ike the holder of an ordinary long-term obligation, the CD Program investor assumes the risk of insolvency of defendants as unregulated borrowers”, and (iii) because of the foregoing and the fact that the “new CDs [carried] interest rates lower than [banks] pay their direct customers”, the program created a new security. 7 The former director of the Commission’s Division of Corporation Finance, William Hinman, in his June 2018 remarks referenced Gary Plastic to illustrate the view that a digital asset itself may not be a security, but “the way it is sold – as part of an investment; to non-users; by promoters to develop the enterprise – can be, and, in that context, most often is, a security – because it evidences an investment contract.”8

6 See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230, 240 (2d Cir. 1985).

7 See id., at 240-2.

8 See William Hinman, Director, Division of Corporation Finance, SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018), https://www.sec.gov/news/speech/speech-hinman-061418.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

The Company believes that the way its NFTs are sold is not evidence of an investment contract, for the following reasons:

•	OpenSea provides a platform where NFTs can be minted and traded, but there is no active trading market for the Company’s NFTs and the Company has not advertised or otherwise promoted such a trading market, and it does not plan to do so in the future, as discussed above;

•	while the broker-dealer in Gary Plastic controlled the marketing of the product, actively contacted investors and promoted the CD program as a new investment product that was different from CDs ordinarily offered by banks, OpenSea has no active role in the marketing of the Company’s NFTs;

•	in contrast to the CDs in Gary Plastic, the Company’s NFTs are not subject to the application of Marine Bank, 455 U.S. 550 because the Company is not subject to federal banking or other specific regulations absent of which the NFTs would be deemed securities; rather, the Company believes the NFTs are not securities because they are not “investment contracts”, as discussed above;

•	the Company’s NFTs are not sold “as part of an investment; to non-users; by promoters to develop the enterprise”, as discussed above.

C.	Perfect’s future NFT-related business.

The Company has minted its NFTs not as a revenue generating activity or to raise capital, but for the purpose of testing and developing its virtual try-on solution technology, which is expected to be designed as a technological enhancement for brand customers that provide their own NFTs to consumers. Once the virtual try-on solution technology has matured, the Company expects to offer that product in the form of an SaaS module subscription service to brand customers. The NFTs will be minted and sold by the brand customers themselves, and the Company will not be involved in this process, and believes that it will not be participating in the offer or sale of any securities.

If there is a change in the Company’s plans for its NFT-related business, the Company intends to analyze any potential implications of that change under Section 2(a)(1) of the Securities Act at the relevant time.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations

Our ability to monetize our services, page 236

11.	We note your response to prior comment 23 that the NDRR and retention rate metrics are for key customers, which accounted for approximately 63% of revenue in 2021. Tell us and revise to disclose the type(s) of customers that contribute the remaining 37% of revenue and how or whether management monitors those results. Also, you indicate that these key customers accounted for 95% of the total revenue from brands in 2021. Revise to further to explain what “revenue from brands” means, disclose the percentage of revenue from brands to total revenue, and describe the types of customers from which the remaining revenue is derived.

Response:

In response to the Staff’s comment, the Company has added the definition of “brands” on page 1 and revised the disclosure on page 237 of the Amendment No. 2.

The Company respectfully advises the Staff that the percentages disclosed on page 236 of the Amendment No. 1 were on a contract revenue basis. The Company has revised the disclosure on page 237 of the Amendment No. 2 to disclose the percentages based on audited revenue. In addition to Key Customers (defined in the F-4 as brand customers who contributed revenue of more than $50,000 in any of the three years ended December 31, 2019, 2020 and 2021) that contributed 53.2% of the Company’s total revenue in 2021, customers contributing the remaining 46.8% of the Company’s total revenue in 2021 primarily include (i) non-Key Customer brands, collectively contributing approximately 12.3% of revenue; (ii) consumers subscribing for premium value-added functions in our mobile apps, collectively contributing approximately 28.5% of revenue; and (iii) advertisement network service providers that display ads in our mobile apps, collectively contributing approximately 5.9% of revenue. “Revenue from brands” means revenue from brand customers, which include the Key Customers and non-Key Customer brands. Hence, revenue from brands represented approximately 65.5% of the Company’s total revenue in 2021. The Company monitors the mobile apps subscription business through MAUs and benchmark product ratings of, and functionalities offered by, its main mobile app competitors. The Company monitors its advertisement revenue via effective cost per thousand impressions. As the Company’s primary business strategy is to reinforce its market leadership in providing AR- and AI-SaaS solutions to business customers, its allocates less resources to the mobile apps subscription and advertisement services. The Company expects its revenue from individual customers and advertisement network service providers to represent minority share of its total revenue in the foreseeable future.

Notes to the Consolidated Financial Statements

Note 6. Details of Significant Accounts

6(14) Revenue, page F-72

12.	We note your revised disclosure in response to prior comment 34. Please further revise to disclose when you expect to recognize the transaction price allocated to unsatisfied contracts as of December 31, 2021, within the years 2022-2026, either on a quantitative basis or by using qualitative information. Refer to IFRS 15, paragraph 120.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-72 of the Amendment No. 2.

* * *

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

If you would like to discuss any aspect of the Amendment No. 2, please contact Ching-Yang Lin at +852-2826-8606 or by email(linc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin Partner Sullivan & Cromwell (Hong Kong) LLP

cc: (via e-mail)

Alice H. Chang, Chief Executive Officer of Perfect Corp.

Michael Aw, Chief Executive Officer of Provident Acquisition Corp.

James C. Lin, Esq., Partner

Howard Zhang, Esq., Partner

Davis Polk & Wardwell LLP

Alan Chien, Partner

PricewaterhouseCoopers Taiwan